

Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 09/14/2021 08:21 AM
Original ID: 2019-000875464
Amendment ID: 2021-003323476

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

NUTRANOMICS, INC.

2. Article number(s) 10 is amended as follows:
   See checklist below for article number information.

The number of Authorized Shares of Common Stock is increased to 60,000,000,000

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

N/A

4. The amendment was adopted on 09/02/2021
   (Date – mm/dd/yyyy)



P-Amendment – Revised June 2021

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

☐ **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

OR

☑ **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

☐ **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: _____
(May be executed by Chairman of Board, President or another of its officers.)

Date: 09/02/2021
(mm/dd/yyyy)

Print Name: JONATHAN BISHOP

Title: PRESIDENT & DIRECTOR

Contact Person: JDT LEGAL, PLLC

Daytime Phone Number: 801-810-4465

Email: JEFF@JDT-LEGAL.COM

*(**An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

Checklist
☑ *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.
☑ **Processing time is up to 15 business days** following the date of receipt in our office.
☑ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. *Article number(s) is not the same as the filing ID number.*
☑ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
☑ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**